GENERAL TREASURY PRIME MONEY MARKET FUND
STATEMENT OF INVESTMENTS

February 28, 2006 (Unaudited)

U.S. Treasury Bills--100.6%	Annualized Yield On Date of Purchase (%)	Principal Amount ($)	Value ($)
3/2/2006	3.82	9,978,000	9,976,949
3/16/2006	4.34	9,100,000	9,083,578
3/23/2006	4.03	5,358,000	5,344,927
3/30/2006	4.18	2,500,000	2,491,642
4/13/2006	4.25	800,000	795,977
4/20/2006	4.01	10,000,000	9,945,139
5/4/2006	4.41	1,900,000	1,885,260
5/18/2006	4.49	8,250,000	8,170,662
5/25/2006	4.50	10,000,000	9,894,931
Total Investments (cost $57,589,065)	**100.6%**		**57,589,065**
Liabilities, Less Cash and Receivables	**-0.6%**		**(320,489)**
Net Assets	**100.0%**		**57,268,576**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

General Government Securities Money Market Fund
February 28, 2006 (Unaudited)

U.S. Government Agencies--82.8%	Annualized Yield on Date of of Purchase (%)	Principal Amount ($)		Value ($)
Federal Farm Credit Bank				
6/1/06	4.54	100,000,000	a	100,000,000
1/22/07	4.52	75,000,000	a	74,990,208
6/12/07	4.50	100,000,000	a	99,984,223
8/15/07	4.50	50,000,000	a	49,985,872
Federal Home Loan Bank System				
3/1/06	4.35	210,323,000		210,323,000
3/8/06	4.33	200,000,000		199,833,556
4/7/06	4.48	153,215,000		152,515,042
4/11/06	4.56	100,000,000	a	99,993,257
4/28/06	4.52	199,697,000		198,258,849
7/18/07	4.48	25,000,000	a	24,995,896
Federal National Mortgage Association				
3/27/06	4.33	50,000,000		49,845,806
4/5/06	4.48	74,000,000		73,679,847
Total U.S. Government Agencies (cost $1,334,405,556)				**1,334,405,556**

Repurchase Agreements--17.3%			
Banc of America Securities LLC dated 2/28/2006, due 3/1/2006 in the amount of $120,015,000 (fully collateralized by $125,684,000 U.S. Treasury Notes, 4%, due 11/15/2012, value $122,400,155)	4.50	120,000,000	120,000,000
Goldman, Sachs & Co. dated 2/28/2006, due 3/1/2006 in the amount of $8,000,922 (fully collateralized by $5,558,000 U.S. Treasury Inflation Protection Securities, 3.375%, due 4/15/2032, value $8,160,159)	4.15	8,000,000	8,000,000
Goldman, Sachs & Co. dated 2/28/2006, due 3/1/2006 in the amount of $30,003,750 (fully collateralized by $29,435,000 Federal Home Loan Mortgage Corp., Notes, 5.125% - 5.75%, due 10/15/2008 - 3/15/2009, value $30,603,290)	4.50	30,000,000	30,000,000
Morgan Stanley dated 2/28/2006, due 3/1/2006 in the amount of $121,015,125 (fully collateralized by $325,038,000 U.S. Treasury Strips, due 11/15/2026, value $123,420,179)	4.50	121,000,000	121,000,000
Total Repurchase Agreements (cost $279,000,000)			**279,000,000**

Total Investments (cost $1,613,405,556)	**100.1%**	**1,613,405,556**
Liabilities, Less Cash and Receivables	**(.1%)**	**(1,420,750)**
Net Assets	**100.0%**	**1,611,984,806**

a Security payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.